C^m 3-22

04003455

STATES
IANGE COMMISSION
D.C. 20549

BB 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65458

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 [2] AND ENDING 12/31/03 [1]
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Patterson Securities, Inc. [3]

OFFICIAL USE ONLY
FIRM I.D. NO.

[4]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 North Wells Street, Suite 720

(No. and Street)

Chicago, IL 60610 [5]

(City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH. D.C. 161 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Jim Londos 312-229-8000~~ [6]

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Cohen & Diamond, LLC [7]

(Name – *if individual, state last, first, middle name*)

102 Wilmot Road, Suite 220, Deerfield, IL 60015 [8]

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ZACHARY D. PATTERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PATTERSON SECURITIES INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

OFFICIAL SEAL
ASHLEY PATTERSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-15-2007

Ashley Patterson 2/24/04
Notary Public

Zachary Patterson
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

PATTERSON SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

PATTERSON SECURITIES, INC.
Year Ended December 31, 2003

CONTENTS

GROSSMAN
COHEN &
DIAMOND, LLC

Advisors & Certified Public Accountants
www.gcdadvisors.com
102 Wilmot Road • Suite 220 • Deerfield, Illinois 60015

Independent Auditors' Report

The Board of Directors
Patterson Securities, Inc.
Chicago, Illinois

We have audited the accompanying balance sheet of Patterson Securities, Inc. (an Illinois corporation) as of December 31, 2003, and the related statements of operations, retained earnings (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patterson Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the National Association of Securities Dealers, Inc. (NASD). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As required by SEC Rule 17a-5, we have reviewed the procedures for safeguarding assets and determined that no material inadequacies in the accounting system, internal accounting controls, and procedures for safeguarding securities were found.

February 16, 2004

PATTERSON SECURITIES, INC.
Balance Sheet
December 31, 2003

ASSETS

Current Assets	
Cash	$250,181
Accounts receivable	3,011
Total Current Assets	253,192
Other Asset	
Due from shareholder	6,610
	$259,802

LIABILITIES AND SHAREHOLDER'S DEFICIT

Current Liabilities	
Accounts payable - trade	$20,960
Due to related party	6,951
Line of credit - bank	100,000
Total Current Liabilities	127,911
Long-term Liabilities	
Loans from shareholders	143,365
Shareholder's Deficit	
Common stock, no par value, 1,000 shares issued, 100 shares issued and outstanding	6,000
Additional paid in capital	30,000
Deficit	(47,474)
Total Shareholder's Deficit	(11,474)
	$259,802

The accompanying notes are an integral part of the financial statements.

PATTERSON SECURITIES, INC.

Statement of Operations and Retained Earnings (Deficit)
Year Ended December 31, 2003

Revenue	$110,805
Operating Expenses	
Insurance	1,060
Rental expenses	9,000
Total Operating Expenses	10,060
General and Administrative Expenses	
Advertising	5,000
Dues and subscriptions	10,500
Legal and accounting	35,811
Office expenses	57
Officer salaries	8,000
Payroll expenses	4,252
Wages and salaries	54,794
Telephone	3,600
Quotation service	17,150
Registration fees	5,400
Total General and Administrative Expenses	144,564
Net loss from operations	(43,819)
Other Income (Expense)	
Interest income	728
Interest expense	(2,514)
Portfolio expenses	(1,925)
Total Other Income (Expense)	(3,711)
Net loss	(47,530)
Retained earnings, beginning of year	56
Deficit, end of year	($47,474)

The accompanying notes are an integral part of the financial statements.

PATTERSON SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities	
Net loss	($47,530)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease (increase) in:	
Receivables	(3,621)
Increase (decrease) in:	
Accounts payable and accrued expenses	27,911
Total adjustments	24,290
Net cash used in operating activities	(23,240)
Cash flows from financing activities	
Proceeds from line of credit	100,000
Proceeds from paid in capital in excess of par value	30,000
Net (repayments) advances from shareholder	23,608
Net cash provided by financing activities	153,608
Increase in cash	130,368
Cash, beginning of year	119,813
Cash, end of year	$250,181
Supplemental disclosures of cash flow information:	
Cash payments for interest	$2,514
Cash payments for income taxes	$0

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary Of Significant Accounting Policies

Nature of Operations

The Company is a registered Broker Dealer that provides 24 hour global trading execution who is Sec 15c3-3, (k)(2)(ii) exempt, under the customer protection rule. The Company's institutional clients are located worldwide.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Short-term Borrowings - Bank

As of the December 31, 2003, the company had a line of credit with total availability of $100,000. As of December 31, 2003, the Company had $100,000 of borrowings under the line. Borrowings under the line bear interest at prime plus 1%.

Note 3 – Loans From Shareholder

As of December 31, 2003, this balance consists of noninterest bearing loans payable to the shareholder of the Company due in one lump sum on January 31, 2005.

Note 4 – Due to Related Party and Related Party Transactions

The Company has entered into an agreement with Patterson Capital Market, Inc. (PCM), a company owned by the same, sole shareholder, to pay for its share of overhead costs. The Company pays its share of monthly overhead costs for its share of rent, telephone, quotation services, payroll, and related payroll costs. For the year ended December 31, 2003, the amount of costs charged by PCM to the Company amounted to $83,412. As of December 31, 2003, Due To Related Party reflects these amounts charged but not yet paid.

Note 5- Supplemental Control Information

The sole shareholder is in control of the Company's operations and financial condition as of December 31, 2003.

See independent auditor's report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		-11,474 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		-11,474 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		143,365 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		131,891 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition** (Notes B and C)	6,610 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-6,610 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		125,281 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

See independent auditor's report.

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			125,281 [3750]

There are no reconciling items between the computation of capital under Rule 15c3-1 and the financial statements.

See independent auditor's report.

PATTERSON SECURITIES, INC.
Changes in Retained Earnings (Deficit)
Year Ended December 31, 2003

Retained earnings, beginning of year	$56
Net loss	(47,530)
Deficit, end of year	($47,474)

See independent auditors' report.

PATTERSON SECURITIES, INC.
Subordinated Debt
Year Ended December 31, 2003

Subordinated debt, beginning of year	$83,755
Increase in subordinated debt	59,610
Subordinated debt, end of year	$143,365

See independent auditors' report.